Exhibit 99.1

Chairman’s Report

Report of the Chairman of the Board of Directors on the preparation and organization of the work of the Board of Directors, on internal control procedures of sanofi-aventis, and on limits placed by the Board of Directors on the powers of the Chief Executive Officer

(article L. 225-37 paragraph 6 of the Commercial Code)

In preparing this report, the Chairman consulted the Senior Vice President – Chief Financial Officer; the Senior Vice President – Legal Affairs & General Counsel; and the Senior Vice President – Audit & Internal Control Assessment. In particular, he requested the latter to follow up on the conclusions of the 2004 review and to obtain the descriptions contained in the present report, each of which was properly validated by the person responsible for the relevant process, or by the operational directorate or central support function involved.

A draft of the report was then reviewed by the Published Information Review Committee before being presented to the Audit Committee.

The Board of Directors was informed of the conclusions of the Audit Committee and of the statutory auditors, and the final version of the Chairman’s Report was submitted to the Board at the meeting held on February 23, 2006 to close off the financial statements.

Preparation and organization of the work of the Board of Directors

Board of Directors

The following participated in meetings of the Board of Directors:

•	the seventeen directors, who include ten independent directors;

•	the Senior Executive Vice President;

•	the secretary to the Board;

•	four representatives of the Group’s employees in France, who sat on the Board under the terms of the constitution of the Group Works Council until February 28, 2005;

•	five representatives of the Group’s employees, who have sat on the Board in a consultative capacity since May 12, 2005 under the agreement to establish a European Works Council, signed February 24, 2005.

The agendas for Board meetings are prepared by the secretary after discussion with the Chairman, and take account of the agendas of specialist committees and of suggestions put forward by directors.

Within a reasonable period before each meeting, directors are sent the agenda, with as much supporting documentation as possible containing the information needed for them to consider the issues.

Directors therefore have sufficient time to examine this supporting documentation in advance of meetings of the Board and of the committees on which they sit, and to request any further information they believe is necessary for them to fulfil their remit.

Directors act in compliance with corporate governance laws and regulations (Viénot and Bouton reports), and with the Directors’ Code adopted by the Board of Directors.

In 2005, the Board of Directors met seven times.

Directors were assiduous in attending meetings, with an overall attendance rate of 84%. They participated actively and candidly in the Board’s deliberations, and brought their expertise and professional competence to bear in the broader interests of the shareholders and of the Group.

The main business of the Board meetings was:

February 28, 2005

•	Review and adoption of consolidated and parent company financial statements for 2004

•	Appropriation of profits

•	Renewal of the term of office of a Statutory Auditor and Deputy Statutory Auditor

•	Convening of a Combined General Meeting:

-	Management Report and Chairman’s Report (as required under the French Financial Security Law)

-	Special Report on stock options

-	Report of the Board of Directors

-	Proposed resolutions

•	Setting of directors’ attendance fees

•	Unrestricted and restricted related party agreements

•	Review of 2005 budget

•	Review of projected income statement and statement of cash flows for 2005

•	Issuance of bonds

May 12, 2005

•	Allocation of treasury shares

•	Results for the first quarter of 2005

•	Progress report on the company’s operations

May 31, 2005, 2p.m.

•	Replies to written questions (submitted by shareholders)

May 31, 2005, 6p.m.

•	2005 stock option plan

•	Revision to the allocation of treasury shares

•	Recording of share capital, reduction in share capital by cancellation of treasury shares based on the capital as at May 25, 2005

August 30, 2005

•	Review of the interim financial statements as at June 30, 2005, draft report on interim consolidated financial statements

•	Review of the projected income statement and of the statement of realizable and liquid assets and liabilities due as at June 30, 2005

•	Authorizations and delegations in respect of guarantees

•	Amendment to proposed timetable for preparation of the 2006 interim financial statements

•	Progress report on the company’s operations

November 7, 2005

•	Results for the third quarter of 2005

•	Proposal for capital increase reserved for employees (employee share ownership plan)

•	Authorization of the issuance of an exceptional guarantee in favor of a subsidiary

•	Progress report on the company’s operations

December 15, 2005

•	2005 year-end/2006 budget projections

•	Report of the Compensation, Appointments and Governance Committee:

-	compensation of the Chairman and Chief Executive Officer and the Senior Executive Vice President

-	revision of the Directors’ Code, and introduction of a procedure for evaluating the work of the Board

-	principles for setting directors’ attendance fees for 2005

•	Audit Committee report

All decisions taken by the Board of Directors were passed by unanimous vote of those members present or represented. In accordance with the law, the Chairman and Chief Executive Officer did not vote on the renewal of the term of office of a Statutory Auditor and of the deputy to that Statutory Auditor.

The Board of Directors has two specialist committees.

Specialist Committees

•	Audit Committee

•	Compensation, Appointments and Governance Committee

Members of these committees are chosen by the Board from among its members, based on their experience. Each committee is chaired by an independent director.

Depending on the agenda for Board meetings, these committees may be asked to carry out preparatory work by examining specific issues in advance. Committee decisions are taken by a simple majority, with the committee chairman having a casting vote in the event of a tie. Minutes are prepared and approved by those in attendance.

The chairman of each Committee reports to the Board on the work of the Committee, so that the Board is fully informed when taking decisions.

Audit Committee

The Audit Committee, made up of four independent Directors, met eight times during the year, a few days in advance of Board meetings. Seven of these meetings were attended by the statutory auditors. In addition to the statutory auditors, certain key Group executives were invited to attend and make presentations to the Committee, including the Senior Vice President – Chief Financial Officer and the Senior Vice President – Audit & Internal Control Assessment.

Ahead of these meetings, some members of the Committee contacted the secretary to the Board, the Senior Vice President – Chief Financial Officer and the Chairman & Chief Executive Officer to obtain additional information on the matters for discussion.

The main business of the Committee meetings was:

January 14, 2005

•	opening balance sheet:

-	summary of work completed to date

-	review of documents supplied in response to questions raised at the Audit Committee meeting of December 15, 2004

•	internal control: Sarbanes-Oxley Act section 404 (SOA 404): update, and planning for 2005

•	internal audit: progress report and internal audit charter

•	2005 budget for audit-related and non-audit services

February 25, 2005

•	French GAAP consolidated financial statements for 2004

•	Pro forma financial statements

-	basis of preparation

-	pro forma combined income statement under French GAAP

-	reconciliation of pro forma combined income statement to adjusted pro forma combined income statement for 2003 and 2004 under French GAAP

-	comments on adjusted pro forma combined income statement for 2004, and on movements between 2003 and 2004, under French GAAP

•	comments and opinions of the statutory auditors

•	2005 budget under French GAAP

•	impact of transition to IFRS on adjusted pro forma combined net income and EPS: 2004 actual and 2005 budget

•	projected growth in 2005 adjusted pro forma combined EPS under IFRS

•	Management Report and Chairman’s report: observations of the Audit Committee

•	pharmacovigilance: pharmaceuticals and vaccines

March 15, 2005

•	geographical split between the statutory auditors

April 6, 2005

•	2004 IFRS financial statements

•	2004 U.S. GAAP reconciliations

May 12, 2005

•	the quarterly consolidated and adjusted accounts (to March 31)

•	draft press release

•	update on Group insurance cover

•	progress report on implementation of SOA 404

August 29, 2005

•	revision to post-merger opening balance sheet as of August 20, 2004

•	interim financial statements as at June 30, 2005:

-	adjusted income statement for the six months ended June 30, 2005

-	adjusted net income by geographical segment for the six months ended June 30, 2005

-	consolidated financial statements as at June 30, 2005

-	draft interim report

•	draft press release

•	timetable for 2006 Audit Committee meetings, amendment to proposed timetable for preparation of the 2006 interim financial statements

•	Hoechst squeeze-out, Wacker divestment

•	United States and Germany:

-	organization chart of locally-registered companies

-	company factsheets

-	company accounts

-	conclusions of the statutory auditors on work performed in these two countries

-	main conclusions on internal audit assignments conducted in these two countries

November 7, 2005

•	accounts for the third quarter (to September 30)

•	draft press release

•	simplification of holding company structures

•	statutory auditors’ fees for 2005

December 14, 2005

•	report on internal audit activities for 2005, internal audit program for 2006

•	SOA progress report:

-	presentation by the Audit & Internal Control Assessment Directorate

-	assessment by the statutory auditors

•	2005 fees for SOA engagements conducted by the statutory auditors

Compensation, Appointments and Governance Committee

The Compensation, Appointments and Governance Committee, composed of six directors (four of whom are independent) met twice in 2005.

The main business of the Committee meetings was:

April 14, 2005

•	proposal for a 2005 stock option plan

December 5, 2005

•	guidelines for the future organizational structure

•	compensation of the Chairman & Chief Executive Officer, the Senior Executive Vice President and key executives

•	directors’ attendance fees

•	proposed amendments to the Directors’ Code and proposed evaluation of the work of the Board

Throughout 2005, the sanofi-aventis Board of Directors worked closely with the specialist committees. At all times, the Board ensured that its work was prepared and organized in a spirit of transparency and efficiency.

Limits placed by the Board of Directors on the powers of the Chairman & Chief Executive Officer and Senior Executive Vice President

The Board of Directors has limited the powers of the Chairman & Chief Executive Officer and the Senior Executive Vice President to commit the Group in respect of investments and acquisitions:

•	Chairman & Chief Executive Officer: limits of €500 million for commitments made within an approved strategy and €150 million for commitments made outside an approved strategy;

•	Senior Executive Vice President: limit of €100 million for commitments made within an approved strategy.

Internal control procedures

Definition and objectives of internal control

Internal controls are developed and implemented at all levels, from senior and middle management to Group employees, with the aim of providing directors, corporate officers and shareholders with reasonable assurance that the following objectives are met:

-	reliability of accounting and financial information;

-	effectiveness and efficiency of conduct of operations;

-	compliance with applicable laws and regulations;

-	safeguarding of corporate assets.

Internal controls can give no more than reasonable assurance, and can never give total assurance, that these objectives are met. The probability of meeting these objectives is subject to the limitations inherent in all internal control systems, including the possibility of defective judgment in decision-making, the need to perform cost/benefit analysis before implementing controls, and the risk of malfunctions caused by human failings or mere error.

Scope of internal control

This report covers all companies controlled and consolidated by sanofi-aventis, and gives an account of procedures used to (i) ensure that sanofi-aventis can exercise control over its subsidiaries and (ii) ensure the accuracy of the separate and consolidated financial statements. The sanofi-aventis parent company exercises a monitoring role, overseeing internal controls across all the companies involved.

General organization of internal control

Principles of internal control

Internal control is built upon three core principles:

-	The responsibility of all participants for the implementation and effectiveness of internal control, achieved by line and function managers pushing down objectives and delegated authority within the structures they manage.

-	Distribution of and compliance with Group-wide policies and procedures, as rolled out across the Group’s operational and support activities.

-	Segregation of duties, in other words ensuring that people who perform tasks are not responsible for approving or controlling the performance of those tasks.

Components of internal control

Within sanofi-aventis, internal control is based on five generally-applied components:

Control Environment

This refers to the degree of awareness among employees, and to internal control needs across the entire organization; it is the cornerstone of all other elements of internal control.

Senior Management has a clear ongoing commitment to maintaining and enhancing reliable and effective internal control built on sound ethical principles, appropriate organizational structures, well-defined responsibilities and demonstrated competencies. The overall aim is to promote the key elements of good corporate governance: transparency of management, and providing shareholders with quality information.

On December 23, 2004, a letter was sent to all sanofi-aventis employees and posted on the Group intranet, reproducing a message sent on March 25, 2004 by the Chairman & Chief Executive Officer to the Chairmen and the Chief Financial Officers of all Sanofi-Synthélabo subsidiaries. This letter reminded employees of current legislation on strengthening accounting controls, transparency, and quality of information, and described the principal procedures implemented within sanofi-aventis to meet these needs.

Following this affirmation of sanofi-aventis values at the end of 2004, the control environment took a further step forward in 2005 with the posting on the Group intranet of the new Group Code of Ethics, the establishment of an Ethics Committee, and the formation of a Global Compliance Department within the Legal Affairs Directorate.

Risk Evaluation

Internal control procedures involve the ongoing identification, assessment and management of risk factors liable to impair the achievement of objectives. Risk evaluation is a means of defining control activities. Sanofi-aventis ensures that risks are evaluated and managed at appropriate levels within the organization.

For a description of the main risks facing the Group, refer to the “Risk Factors’ section of this Form 20-F.

Control Activities

Control activities are carried out at all management and operational levels within the organization. They are based upon procedures, information systems, working practices, aids and other tools which are designed to be practical and proportionate to the risks and errors they aim to prevent. Control activities include tasks such as approving and authorizing, checking and reconciling, assessing operational performance, ensuring segregation of duties and safeguarding of assets.

Information and Communication

This is the general process of ensuring that relevant information is identified, collected and distributed on a timely basis such that all Group employees can fulfil their responsibilities. This process covers the information flows that underlie effective internal control procedures, from the overall strategy set by management through to action plans. It also covers the dissemination of an internal control culture.

For example, in order to prevent insider dealing the Group stipulates periods during which employees may not trade in their shares of the company, and informs the relevant employees that they are strictly prohibited from buying or selling these shares in periods close to the publication of financial results.

Monitoring

This relates to the testing and periodic evaluation of the quality and effectiveness of internal control via the supervisory role exercised by Group Senior Management, in particular through the managerial committees, by the management of each operational entity, by the Audit Committee, and by the Board of Directors as a whole.

The monitoring process takes account of the findings of internal audit assignments, comments made by the statutory auditors, and a review of significant control incidents. It also involves benchmarking against best practice in the field of internal control, and may result in corrective action or changes to the internal controls in place within the Group.

Participants in internal control

Board of Directors and Committees of the Board of Directors

The composition and organization of the work of the Board of Directors and its specialist committees helps deliver efficiency and transparency in the way that sanofi-aventis conducts its activities (see the first part of this report).

In particular, the Audit Committee is responsible for reviewing control procedures, the internal control report and the statutory auditors’ report on that report, and internal audit programs and findings.

Senior Management

The Group’s Senior Management sets overall guidelines for internal control. The Chairman & Chief Executive Officer and the Senior Executive Vice President obtain assurance that effective control measures are in place and operating effectively. Within the subsidiaries, each key executive is required to ensure that internal control rules are properly applied.

Sanofi-aventis operates a decentralized structure based on autonomous units in the form of key directorates, enabling genuine decision-making powers to be delegated to the front line. At the same time, strategy is developed and decided upon centrally.

-	The Scientific and Medical Affairs Directorate is responsible for Research and Development activities, with support from Pharmacovigilance, Medical & Regulatory Affairs and Scientific Quality.

-	The Industrial Affairs Directorate is arranged in three specialist divisions: Chemicals, Pharmaceuticals and Supply Chain.

-	The Pharmaceutical Operations Directorate was in 2005 organized around six regions (France, United States/Canada, Germany, Japan, Europe, and Intercontinental covering the rest of the world), plus two transverse functions (Global Marketing and Business Management & Support).

-	The Vaccines Directorate handles research, development, manufacturing, sales and marketing activities worldwide for all the sanofi-aventis Group’s prophylactic and therapeutic vaccines and human serums. The Directorate operates through a separate legal structure, controlled by the French-registered company sanofi pasteur and made up of subsidiaries and sub-subsidiaries of the sanofi-aventis Group.

-	The central support functions are made up of Human Resources, Finance, Legal Affairs, Communication, Corporate Affairs, Business Development, and Audit & Internal Control Assessment.

Managerial Committees

Staff at every level within sanofi-aventis have responsibility for internal control, managing processes and developing internal control procedures. The internal control system as a whole contributes to the overall management of the risks to which the Group is exposed.

Executive Committee

The Executive Committee, consisting of all the heads of the Group’s key directorates, meets monthly. It reviews business options, industrial relations and the implementation of strategy. It also assesses the pharmaceutical industry environment and takes up positions on matters submitted to it.

Product Committee

The Product Committee is chaired by the Senior Executive Vice-President, and meets once a month.

It deals with the development and marketing of products, and is attended by key managers from Scientific & Medical Affairs, Pharmaceutical Operations, Financial Strategy & Plan and Business Development.

Operations Committee

The Operations Committee, chaired by the Executive Vice-President Pharmaceutical Operations, meets once a month, and is attended by the regional managers.

It deals with Group performance issues such as sales figures and local/regional performances.

Ethics Committee

An Ethics Committee has been set up, reporting to Senior Management.

It comprises:

-	Senior Vice President – Corporate Human Resources;

-	Senior Vice President – Legal Affairs & General Counsel;

-	Senior Vice President – Audit & Internal Control Assessment;

-	Senior Vice President – Chief Financial Officer.

The Chief Compliance Officer acts as secretary to the Committee.

The Committee meets at least once a quarter. Its main role is to monitor compliance across the Group with the ethical principles and rules of conduct contained in the Code of Ethics, and to raise awareness of these issues among the employees.

Published Information Review Committee

The Published Information Review Committee, made up of Executive Committee members and other senior executives, is tasked with reviewing and validating key documents intended for shareholders and the public (including the document de référence filed in France and Form 20-F filed in the United States, and press releases) and assessing procedures and controls used in preparing such documents.

Other key participants

Pharmacovigilance

The Pharmacovigilance Department reports to the Scientific and Medical Affairs Directorate (for pharmaceuticals) or the Vaccines Directorate (for vaccines). The Department is tasked with putting in place organizational structures and tools that enable the safety profile of products under development, and of licensed and marketed drugs or vaccines, to be assessed at any time. Operating procedures define the roles and responsibilities of those involved in the collection, documentation, assessment, recording and storage of pharmacovigilance data, and in the reporting of such data (immediately or periodically) to the healthcare authorities and/or to ethics committees established by member states for the conduct of clinical trials and/or to investigators (serious cases, periodic reports, etc).

In addition to handling individual cases of side effects and drafting periodic safety assessments for products under development and licensed/marketed drugs, the Pharmacovigilance Department also has a brief to detect and analyze warning signals so as to be able, if necessary, to issue recommendations to prevent or limit the occurrence of undesirable effects; ensure the product is used properly; and to provide healthcare professionals and patients with up-to-date medical information.

Sustainable Development and Health, Safety & Environment (HSE)

The Sustainable Development and HSE Department reports to the Corporate Affairs Directorate.

The Department’s sustainable development responsibilities are:

-	establishing the Group’s sustainable development policy, and devising sustainable development reporting procedures;

-	centralizing data provided by the network of internal correspondents;

-	preparing published information on sustainable development;

-	managing relations with rating agencies, in liaison with the Finance Directorate.

Its HSE responsibilities are:

-	defining the objectives and guiding principles of the Group’s HSE policy;

-	issuing directives and standards in application of this policy, devising HSE reporting procedures, and consolidating HSE reports;

-	developing the necessary expertise and skills with reference to applicable laws and regulations and to the latest scientific and technological developments in the field of occupational health, safety and environmental protection;

-	ensuring that HSE is built into the key processes of each business segment, including review and approval of investment proposals, assessment of new processes, product extensions and transfers, and acquisitions and divestments;

-	planning and conducting HSE audits, and providing assistance and expertise in business units and sites;

-	identifying and assessing environmental risks at active operational sites, and managing remediation obligations arising from retained environmental responsibilities in respect of sites that have been sold or abandoned.

Each business unit has an HSE coordinator and each site has its own HSE department, reporting directly to the site manager.

Insurance

The Insurance Department, part of the Finance Directorate, is responsible at Group level for:

-	identifying and reducing insurable risks, and ensuring there is adequate financial cover;

-	managing the Group’s captive insurance companies;

-	monitoring insurance claims;

-	providing support to subsidiaries in establishing local insurance policies.

Audit

Two types of audit function exist within the Group:

-	Group internal audit, including a specialist information systems audit unit;

-	“expert” audit units embedded in some functions or activities, including Vaccines.

These audit functions operate across the entire Group, which is also subject to regular audits by:

-	the healthcare authorities;

-	national bodies responsible for Seveso-type controlled sites;

-	the statutory auditors.

Group Internal Audit

The Group’s Internal Audit department is independent and objective, reporting directly to the Chairman & Chief Executive Officer. It has neither authority over nor responsibility for the operations it reviews, and has complete freedom of action.

Internal Audit is responsible for providing Senior Management, and the Board of Directors via the Audit Committee, with reasonable assurance on the level of control over operations within the Group.

The permanent role of Internal Audit is to evaluate the quality and effectiveness of internal control, and to help improve the level of internal control by issuing recommendations.

In order to fulfil this role properly, and in line with its independent status, Internal Audit may on its own initiative, and/or at the request of Senior Management, central support function managers or operational managers, intervene in all accounting, financial, support and operational areas or processes, where it has the necessary competencies.

Internal Audit covers all the Group’s activities, functions, and legal entities. It has full access at all times to all information, documents, assets and persons.

Internal audit staff are bound by rules of conduct such that their integrity, objectivity and competence are unimpeachable. Auditors perform their work in accordance with professional standards, and the Internal Audit Department has embarked upon a Quality initiative to provide assurance that relevant standards are applied.

The role of Internal Audit involves reviewing and assessing:

-	the appropriateness and effectiveness of organizational structures by reference to job descriptions and to compliance with the applicable laws, regulations and procedures;

-	the accuracy and completeness of accounting and financial information;

-	control over operational, support and project management processes;

-	the safeguarding of corporate assets.

Audit assignments are conducted on the basis of an annual program, which is presented to the Audit Committee and approved by the Chairman and Chief Executive Officer.

The following criteria are used in devising the program:

-	date of the last audit;

-	extent to which the previous audit’s recommendations have been implemented;

-	nature and extent of changes that have affected the audited entity;

-	risk approach, validated by the operational and central support directorates.

Audit assignments are conducted on site, based on a work program that includes familiarization phases followed in all cases by testing procedures.

The report prepared on completion of each assignment is the starting point for the internal control improvement process. It presents the findings of the assignment, including any deficiencies identified, and relevant recommendations.

The audited entity is responsible for implementing the recommendations. The Internal Audit Department documents implementation, six to twelve months after the report is issued, and has the option of conducting follow-up assignments on site.

Since January 1, 2005, the Internal Audit Department has been using a standard methodology and a computerized audit tool introduced as part of the sanofi-aventis integration process. During 2005, the Department employed an average of 42 auditors.

Information Systems Audit

A dedicated Information Systems Audit unit, which reports directly to the Audit & Internal Control Assessment Directorate and hence is independent of the Group Information Systems Department, was established in 2005.

It is organized along similar lines to the Group Internal Audit function, but conducts its assignments using a methodology specific to information systems audit.

These assignments are intended to provide assurance that the Group is applying best practice in the field of information systems, as described in the most widely respected international standards (adapted where necessary for the specific circumstances of sanofi-aventis).

The methodology is based on a structured risk analysis system, and involves fieldwork assignments covering audits of applications, processes and information systems projects, as well as the more traditional type of systems security audit.

Expert audits

Best practice reviews are performed regularly as part of the quality assurance programs carried out by the Group’s business units.

In particular, the central HSE team operates an audit system covering all activities related to HSE programs and processes encompassing technical, organizational and occupational health issues and major risks. The audit team also monitors progress on the implementation of the HSE management system. Audits are conducted periodically in proportion to the level of risk, and at least once every three years.

The process includes an evaluation of compliance with regulations and Group HSE policy.

The audit team provides a written evaluation of the strengths and weaknesses of the unit/site audited, containing specific recommendations which are followed up until implemented. The unit/site draws up a formal action plan, while the audit team monitors all the audit findings and checks progress on the action plans until they are signed off as fully implemented.

Standards

Powers

The sanofi-aventis Group adopts organizational structures which not only ensure the security and effectiveness of its operations, but also take account of the regulatory, business and employment imperatives specific to the pharmaceutical industry.

Operations are conducted through legal and managerial structures involving the delegation of powers both internally and externally.

Managers of Group entities must apply these principles and structures within their own entity, and must ensure that the following are in place:

-	organization charts, showing hierarchical and functional reporting lines;

-	job descriptions, showing individual roles and responsibilities;

-	delegations of powers: roles and responsibilities delegated by the manager of the entity;

-	procedures: roles and responsibilities for each process;

and must also ensure that the above are:

-	consistent and appropriate to the entity;

-	distributed within the entity;

-	applied in information systems.

Group Code of Ethics

A Code of Ethics, drawn up by a working party comprising representatives from various directorates, has been approved by the Executive Committee.

In the Code, sanofi-aventis affirms its commitment to the principles of the Universal Declaration of Human Rights and its support for the guiding principles of the OECD and the United Nations Global Compact.

The Code also reflects the unswerving commitment of sanofi-aventis to improving the health of the many while complying with fundamental ethical principles.

Closely linked to the Group’s core values, the Code sets out in a number of key areas the rules and principles that all our people, whatever their level of responsibility, should know and act upon in the workplace. Particular emphasis is placed on confidentiality, conflicts of interest and insider dealing.

The Code has been made available to all sanofi-aventis employees via the Group intranet.

Personal Data Protection Charter

Building on the Code of Ethics, a Personal Data Protection Charter has been presented to, and approved by, the Ethics Committee.

The Charter specifies the rules applying within sanofi-aventis to the collection, processing, distribution and transfer of personal data, in order to ensure adequate levels of data protection.

It is intended as a means of ensuring that sanofi-aventis is in compliance with relevant data protection legislation in all countries where it operates, and to emphasize its respect for personal privacy.

Code of Financial Ethics

Sanofi-aventis has adopted a Code of Financial Ethics that applies to the Chairman & Chief Executive Officer, the Senior Vice-President – Chief Financial Officer and the Chief Accounting Officer, pursuant to United States securities legislation.

Social Charter

In 2005, the Social Charter was revised and extended to reflect the expansion of the Group. Translated into around twenty languages, the Charter was distributed to all Group subsidiaries worldwide, with all local Human Resources managers instructed to ensure it was issued to all employees.

The sanofi-aventis Social Charter affirms the principles comprising the common foundation upon which all the Group’s human resources actions are built. It also incorporates the principles of the United Nations Global Compact on Labor, which sanofi-aventis is committed to uphold:

-	Upholding the freedom of association and recognition of the right to collective bargaining (Principle Three)

-	Elimination of all forms of forced and compulsory labor (Principle Four)

-	Effective elimination of child labor (Principle Five)

-	Elimination of discrimination in respect of employment and occupation (Principle Six).

Internal Audit Charter

The Internal Audit Charter sets out the purpose, responsibilities, objectives and role of Internal Audit within the Group.

It stipulates the professional and ethical standards to which internal auditors must refer.

It also defines the methodological framework, and is an essential tool in the performance of audit assignments.

A new Audit Charter for the sanofi-aventis Group was approved by the Audit Committee in January 2005. The new Charter complies with the recommendations of professional bodies in this field.

Ethical Charter for Purchasing

The Ethical Charter for Purchasing applies to every stage in the purchasing process and to all Group employees involved regularly or occasionally in purchasing activities. It describes the conduct to be adopted by sanofi-aventis employees when carrying out their duties.

The Charter sets out:

-	rules of conduct to be followed in all dealings with suppliers;

-	rules on conflicts between the personal interests of employees and the interests of the Group;

-	a prohibition on payments to government employees and civil servants;

-	the requirement to comply with local legislation when travelling abroad;

-	rules to be followed in respect of competitive practices.

This Charter was sent in November 2004 to the Group Executive Committee and to Chief Executive Officers and Chief Financial Officers of subsidiaries, who are responsible for distributing it to their own staff. It can be consulted by any member of staff on the Purchasing section of the intranet.

Other Standards

The pharmaceutical industry is subject to very strict constraints at both national and supra-national level.

A large body of laws and regulations governs each stage of operations, from evaluation and selection of compounds to standards applied to the manufacturing, packaging, distribution and marketing of medicines and vaccines.

Sanofi-aventis therefore applies many other internal standards derived from these external standards, in each case adapted to the processes carried out by each entity.

Brief description of internal control procedures associated with processes

Three types of process operate across these various structures:

-	Executive processes: Planning and Developing Strategy; Organizing the Group; Communicating.

-	Operational processes: Searching for, Discovering, Developing and Registering New Products; Producing; Developing our Worldwide Market Presence and Controlling Operating Results; Safeguarding Operational Processes.

-	Support processes: Purchasing; Financing and Controlling; Managing Legal Affairs; Managing Information Systems; Managing Human Resources; Safeguarding Assets.

Processes contributing to the preparation, processing and reliability of financial and accounting information

Financing and Controlling

The Finance Directorate is structured so as to enable it to fulfil its role across the full range of the Group’s activities, and is the lead player in the processes described below.

In addition to its established responsibilities, the Finance Directorate laid particular emphasis during 2005 on rapidly and effectively affirming its role as the coordinator of the Finance function across the entire Group. Precise operating rules were issued and strong lines of communication established with financial officers at operational level, in a spirit of transparency and professionalism.

The Group’s financial system is built on the principle that the same results are used for financial reporting (statutory consolidation) and management reporting purposes. Reporting tools and financial processes rolled out during 2005 built in the requirements of international financial reporting standards and the new sanofi-aventis organizational structure.

A number of systems have been put in place to ensure the accuracy and completeness of accounting and financial information.

Written procedures play an important role in these systems.

Defining Group Accounting Policies

The consolidated financial statements of sanofi-aventis are prepared in accordance with International Financial Reporting Standards (IFRS). A reconciliation with accounting principles generally accepted in the United States (U.S. GAAP) is prepared annually.

The Group Accounting Department is responsible for harmonizing accounting policies and methods across the entire organization. The performance of operational managers and staff is measured using the same indicators as those published to the financial community.

Building on the IFRS transition project, the Group Accounting Department is now implementing a common set of Group-wide accounting policies.

Accounting policies that describe how IFRS are to be applied within sanofi-aventis have been drafted and issued to the subsidiaries. These policies also describe the accounting treatment under U.S. GAAP, used to determine adjustments required for the reconciliation of the IFRS financial statements with U.S. GAAP. Training sessions have been provided to accounting and financial staff at corporate headquarters and at subsidiaries across the world.

The routine tasks of the Group Accounting Department include checking the consolidated financial statements for compliance with IFRS, monitoring developments in accounting standards, distributing sanofi-aventis accounting policies within the Group, and answering technical queries from subsidiaries on specific issues relating to the application of accounting policies.

When new accounting standards are issued, the Group Accounting Department assesses the impact, where necessary in consultation with operational managers, and determines the appropriate accounting treatment and date of application. If a new standard includes an elective treatment or an option for early application, the Finance Directorate decides which elective treatment and/or application date to adopt.

Preparing the Financial Statements

The sanofi-aventis financial statements are prepared by the Group Accounting Department, who must apply the greatest rigor and ensure compliance with the laws and regulations governing the markets on which the company’s shares are listed: Paris (Euronext: SAN) and New York (NYSE: SNY).

Accounting procedures address the key objectives of completeness, accuracy and compliance in the recording of transactions, and of consistency of the methods used with Group accounting policies. Specific procedures cover the recording of entries impacting the principal balance sheet, statement of income and off balance sheet lines.

The purpose of the Accounts Committee is to review the accounts of Group companies ahead of the preparation of the year-end consolidated financial statements and the year-end statutory financial statements. For each entity reviewed, the Committee comprises:

-	the chief Financial Officers of the principal subsidiaries;

-	representatives from the regional or business unit Finance Department;

-	representatives from expert units (tax, consolidation, treasury, financing, etc) within the Group Finance Directorate;

-	representatives from the Legal Affairs Directorate.

Working on the basis of accounts prepared to end September, the Accounts Committee is responsible for reviewing the position of each company in respect of tax, legal, treasury and financing issues, and to check that the principal Group accounting policies are being correctly applied.

Consolidating the Accounts

The Consolidation Department generates quarterly consolidated financial data, which are used to prepare the sanofi-aventis consolidated financial statements. Its role includes:

-	ensuring that all subsidiaries apply compliant and consistent accounting policies;

-	defining the scope of consolidation, in liaison with the Legal Affairs Directorate and the relevant Chief Financial Officers;

-	identifying and approving processes specific to the consolidation;

-	defining user settings and maintaining the consolidation software used by the Group, and training users how to operate the software.

In advance of each period-end, detailed instructions are sent to the subsidiaries. These include details of reporting dates and methods, the scope of consolidation, and the latest versions of policies and procedures. The Finance Department of each subsidiary is responsible for preparing the accounting information reported, in accordance with IFRS.

The consolidation is prepared by aggregating all the validated consolidation packages submitted. Most of the consolidation processing routines – such as foreign currency translation and the elimination of intra-group transactions and investments in consolidated companies – are carried out automatically by the consolidation software. Consolidated data are sorted by account caption, in both statutory and management reporting formats.

The consolidation software used by sanofi-aventis:

-	is based on common standards ensuring consistency in data entry, controls, and processing;

-	retains an audit trail through all the phases of the consolidation;

-	guarantees secure data transmission.

Exercising Management Control

The Management Control function defines the methods, procedures and timetables for the reporting of management information throughout the Group.

The function carries out controls over the information received, including consistency checks; it also performs simulations and identifies risks and opportunities.

It works with the Group Information Systems Department to develop, install and run management reporting systems throughout the Group.

Local financial officers are responsible for ensuring that local financial statements give a true and fair view, that projected financial statements are realistic, and that Group policies are applied.

The Group budget is consolidated from decentralized data entered by each subsidiary and operational directorate, based on the same scope of consolidation as actual data. Draft budgets are discussed and approved at successively higher levels of managerial responsibility.

At period-ends, budget-to-actual comparisons are performed at each level (site, subsidiary, operational directorate, Group). The relevant controller investigates the main variances in order to arrive at a better understanding of operations and provide feedback to management, so that targets can be met and forecasts revised as necessary.

Commitments, obligations and provisions are estimated by subsidiaries and operational directorates as part of the process of preparing the local financial statements and the Group-wide consolidation.

Once all data is validated and the system locked to prevent further data entry (in both the actual and budget reporting cycles), the Management Control function issues management reports compiled from the data collected.

The exercising of management control also relies on other procedures, including:

-	The Expenditure Commitment Authorization Procedure, designed to ensure the proper functioning of routine operations, assess whether a transaction is appropriate independently of the forecasting process, and then collect the authorizations needed for the commitment to be made. A summary memorandum describes the main opportunities and risks of the proposal, the financial impact, other options examined, and the reasons for the decision. In order to guarantee the quality of decision-making, some of the Group’s expert functions may, if the nature of the proposed commitment requires, be directly involved in preparing and analyzing the proposal.

-	The Business Travel Authorization and Business Expense Report Procedure, which gives instructions and sets standards for expenses incurred by employees on Group business.

Financing

The Financing/Treasury Department manages the Group’s financial structure, dealing with issues such as equity and debt financing and cash management. The department assesses financial risks (interest rate, exchange rate, counterparty and liquidity risks) on a centralized basis, and is responsible for market transactions used to limit risk and reduce the cost of financing. It issues specific procedures designed to limit financial risks and prevent fraud, including procedures relating to payment orders and payment media.

Financing and treasury management is centralized. This means that virtually all the Group’s external debt is carried by the sanofi-aventis parent company. The Financing/Treasury Department centralizes financing and cash pooling arrangements, and also manages long-term commitments such as pension obligations. The department is also responsible for ensuring the Group’s financial autonomy and for managing relations with banks.

If centralized treasury management is ruled out by technical or regulatory constraints, the department approves the overall framework for the local treasury management policy.

Decisions on external financing (such as bond issues and debt prepayments) require authorization from either the Senior Vice President—Chief Financial Officer or the Chairman & Chief Executive Officer, depending on the amount.

An International Treasury Committee, chaired by the Senior Vice President – Chief Financial Officer, meets monthly to plan the Group’s debt management strategy with particular emphasis on interest rate, currency and liquidity issues and the management of operational foreign exchange risk. It also reviews past performance, in terms of transactions and financial results. The Committee met nine times in 2005.

Within the overall framework set by the International Treasury Committee, the Financing/Treasury Department contracts and monitors interest rate, currency and (where appropriate) equity derivatives. There is a strict prohibition on contracting derivatives that are not directly associated with underlying operational or financial transactions.

Managing Tax Affairs

The Tax Department coordinates tax policy and issues procedures ensuring consistent management of tax issues across the Group. It provides ongoing support and advice to the subsidiaries, helping them comply with their obligations under tax law, especially when tax inspections are in progress.

The department also checks the calculation of current income taxes, deferred taxes and the effective tax rate, in conjunction with the Consolidation Department. Sanofi-aventis operates a specific internal tax reporting system.

Another responsibility of the Tax Department is to establish transfer pricing policy and procedures, and to coordinate the setting of transfer prices across the entire Group.

Internal Certification Procedure

For the purposes of the Form 20-F filed with the United States Securities and Exchange Commission (SEC), and pursuant to section 302 of the Sarbanes-Oxley Act, the Chairman & Chief Executive Officer and the Senior Vice President – Chief Financial Officer are required to carry out an evaluation of the adequacy and effectiveness of the Group’s disclosure procedures and controls.

The declarations made in this regard by the Chairman & Chief Executive Officer and the Senior Vice President – Chief Financial Officer were supported by representation letters signed in July 2005 and January 2006 by the Chief Executives and Chief Financial Officers of legal entities included in the consolidation, in which they took responsibility for the procedures and controls underpinning the reliability of financial disclosures for 2005 within their entity.

These representation letters, sent to the Group Finance Directorate, consisted of a declaration covering fifteen key issues raised by section 302, including an evaluation of the effectiveness of internal control.

Financial Disclosures

The financial disclosures procedure is subject to rigorous internal control, and governs inter alia:

-	Reports filed under French law (such as the Document de Référence) or American law (such as the Form 20-F): a special committee reporting to the Finance Directorate coordinates the preparation of these reports, checks them for compliance with laws and regulations, and validates the texts supplied by those responsible for drafting them.

-	Financial press releases.

-	Presentations made to analyst and investor meetings.

All these documents are submitted for review by the Published Information Review Committee.

Managing Information Systems

The Information Systems function is responsible for all information and telecommunications systems worldwide.

The function’s structure is designed to favor autonomy in the management of operational activities and business units. This structure consists of a number of departments reporting directly to the Group Information Systems Department, plus decentralized units within the operational directorates (Scientific and Medical Affairs, Industrial Affairs, Pharmaceutical Operations and Vaccines).

The Group Information Systems Department units draw up the Group’s information systems policies, coordinate top-level management of the Information Systems function, and manage world-scale IT infrastructures and services.

The decentralized Information Systems units embedded in the operational directorates develop and manage IT applications, infrastructures and services specific to their directorate.

During 2005, the process of integrating the Information Systems function into the new Group led to new IS policies being drafted. Until such time as the procedures supporting these policies are ready for implementation, the procedures used by the two pre-merger Groups continue to apply.

Within the Group Information Systems Department, the Information Systems Governance & Enterprise Architecture unit is preparing a 3-year plan for the Information Systems function as a whole.

The Information Systems Function Council, comprising the heads of the decentralized Information Systems units and the Group Information Systems Department units, provides coordination on cross-disciplinary issues and approves policies of universal application.

Sanofi-aventis has an Information Systems Quality policy, cascaded through a network of Information Systems Quality managers. The policy aims to ensure the best possible fit between IT solutions and services and user needs, and to help ensure that information systems are compliant with the relevant laws and regulations.

Sanofi-aventis also has an Information Systems Security policy, distributed through a network of Information Systems Security Managers. The policy is designed to protect data integrity, and is implemented via a series of standards and recommendations. The Group has also issued an Information Systems Usage Charter, also based on the security policy, which sets out rules for the use of the Group’s IT resources.

The Information Systems Governance & Enterprise Architecture unit includes a dedicated team assisting the Group Information Systems function in the internal control evaluation process. This team draws on a network of correspondents, in which all Information Systems units are represented.

Purchasing

Sanofi-aventis uses purchasing structures and procedures that aim to cover all activities and all types of purchases.

The structure is based on pushing down responsibility for purchasing to entities and business units, under the supervision of a central team. Each purchasing center is responsible for managing needs and costs within its entity or business unit.

A Group-wide procedure specifies minimum standards to be followed by all entities or business units. Local procedures may be applied provided they comply with the minimum standards required by the Group, which include rules regarding the supplier selection and purchasing administration processes:

-	From purchase request to management decision: the role of Purchasing departments is to assist those making the request to define and quantify their needs.

-	From specification to supplier selection: the role of Purchasing departments is to identify and select potential suppliers; tendering and negotiations, led by the buyer, should enable a final decision to be made in conjunction with those making the request.

-	From contractual commitment to payment of invoice: the role of Purchasing departments is to formalize the contractual relationship by preparing and signing orders and purchase contracts; they also help to ensure that the contract is properly executed.

Managing Human Resources

The Group Human Resources Directorate is organized into four departments: Industrial Relations, Compensation and Welfare, HR Development, and HR Control and Information Systems.

The Directorate defines the overall human resources strategy, and checks that this strategy is being implemented within business units and zones in accordance with sanofi-aventis ethical standards.

HR managers have been appointed within each business unit and each major country or zone; their role is to ensure that Group standards are properly applied within their entities.

The Human Resources Directorate Operational Committee meets every two months. It consists of the HR managers from the central support functions, business units and major countries and zones; it coordinates business unit HR policies, and ensures they are consistent with Group policy.

The structure of the HR function provides a framework for managing the following processes:

-	Managing Industrial Relations

The Industrial Relations Department negotiates with trades unions at Group level in France, and monitors compliance with labor law in all countries where sanofi-aventis operates. It also heads up and administers the Group Works Council in France and the European Works Council.

In the event of a collective dispute, the department helps negotiate a solution with employee representatives; it has a team of specialist lawyers who assess and if necessary contest actual and potential claims by individual employees.

-	Recruiting – Managing Skills, Career Paths and Internal Promotion

The HR Development Department devises rules and processes designed to ensure that recruitment is transparent both qualitatively and quantitatively. It also ensures that these rules and processes are properly applied, and in particular that the recruitment authorization procedure is followed.

It organizes personnel review meetings with business units and major countries and zones, in order to identify recruitment and succession risks and opportunities and to implement personal career development plans for emerging talents.

It also devises and monitors application of the sanofi-aventis skills maintenance and development policy. This includes professional training, which is widely used within the Group to refresh and enhance the skills and expertise of its employees. Individuals involved in financial statement preparation receive specific training to ensure they are up to date with the latest developments in accounting standards and financial legislation.

-	Managing Employee Compensation and Welfare

The Compensation and Welfare Department drafts the Group’s employee compensation and welfare policy and ensures it is properly implemented at local operational level, by setting overall targets and issuing operating procedures. It distributes these targets and procedures, makes sure that they are properly understood, and assists line managers and HR managers in implementing them.

The sanofi-aventis compensation policy helps to promote the performance and growth of the Group by rewarding individual performance (through individual variable compensation) and collective performance

(through statutory and voluntary profit-sharing schemes in certain countries, in compliance with the relevant laws and regulations) on the basis of the Group’s results. The policy also aims to ensure fairness of compensation structures within the Group, while taking account of the competitiveness of the broader labor market.

The Group Human Resources and Finance Directorates work together on salary increase proposals. The country and zonal HR managers draw up their own salary increase proposals country by country in conjunction with local Finance Departments and within the framework of the Group’s compensation policy.

In the Employee Welfare field, sanofi-aventis issued in November 2004 ethical principles providing a qualitative framework and the recommended level of welfare benefits in countries where the Group has employees. Under this procedure, all proposals to harmonize, amend or extend welfare schemes must be submitted for prior approval by the Human Resources Directorate and the Group Finance Directorate.

-	Controlling and Standardizing HR Information Systems

The HR Control and Information Systems unit is responsible for defining the basic framework for HR information resources within the Group, providing a platform for the sharing of information and the development of cross-disciplinary or business-specific systems as required. It also ensures that HR tools and system developments are consistent with HR strategy.

The use of standard employee grades and shared Group-wide policies allows for computerized processing of HR data, making it possible to generate the “International Social Report” and facilitating the control process.

Managing Legal Affairs

The Legal Affairs Directorate provides assistance to Group entities in the management of contractual commitments, the drafting and negotiation of contracts, and the analysis of legal disputes. It also provides a full range of advice in the main areas of corporate law.

A Contracts Procedure is applied. This sets out general principles, scopes of application and terms and conditions for contractual commitments within the Group.

The Legal Affairs Directorate develops core tools, procedures and codes in the area of Compliance, under the overall responsibility of the Senior Vice President – Legal Affairs & General Counsel. For example, a procedure is in place enabling any employee to inform the Global Compliance department of breaches of the Code of Ethics.

Within its sphere of competence, the Legal Affairs Directorate exercises central control over litigation, from the initial dispute stage to final settlement. In conjunction with the financial statement preparation process, a systematic review of all outstanding litigation is conducted, so as to enable appropriate provisions or off balance sheet commitments to be recorded.

As regards the protection of the Group’s intellectual property, procedures are in place to identify inventions (such as Records of Inventions) and file patent applications for them. A market watch is used to identify third parties who are infringing the Group’s patents.

There are also procedures relating to the management of the database containing all the Group’s patents and trademarks, intended for approved internal users.

In connection with the Published Information Review Committee, a reporting process exists to ensure that the Manager – Financial and Securities Law of sanofi-aventis, who also acts as secretary to the Committee, is informed of any material event liable to affect the share price. This manager must then consult the Committee members about the approach to be adopted to the public disclosure of such information.

The Legal Affairs Directorate also monitors developments in corporate law, including changes in the law and regulations, court rulings, expert opinions and guidance from professional bodies. It may also inform Senior

Management of legal developments and of new requirements to which the Group is likely to be subject; it makes recommendations and puts forward solutions to enable compliance.

The Manager – Corporate Law and Corporate Governance is tasked with ensuring that corporate governance rules are introduced and applied.

Producing

The Industrial Affairs Directorate and its staff have continued to develop quality management systems to ensure that all products are manufactured, tested and distributed in accordance with Group quality standards and the relevant national and supra-national regulatory requirements.

A set of directives, procedures and guidelines is in place for the management of:

-	purchasing: validation of sales forecasts, calculation of raw materials needed to fulfil production programs;

-	production: validation of manufacturing methods and processes for each formulation and therapeutic class (good manufacturing practice, regulatory compliance, treatment of any anomalies identified, product review);

-	distribution: transfer of products in accordance with good practice in terms of packaging and fulfillment of customer orders in accordance with agreed quantity, quality and lead-time criteria;

-	quality control: validation of analytical methods, management of sample banks, and batch release;

-	subcontracting: approval of third parties, use of quality contracts;

-	employees: management of recruitment, compensation, skills, career development and internal promotion, staff health and safety, and delegated powers, within an overall framework of clearly-defined job descriptions and responsibilities;

-	premises: compliance with standards and certification, processing of emissions, water treatment and waste processing.

Quality assurance audits are conducted using a standard work program, based on principles and rules enshrined in a policy covering industrial audit, post-inspection follow-ups, and reviews of corrective action plans.

Other processes

Planning and Developing Strategy

Group strategy is based on three processes: designing a strategic plan, acquiring and divesting companies and/or products, and managing alliances and licenses.

Each year, a long-term plan is put together based on assumptions about the economic and pharmaceutical industry environment. All projections prepared by subsidiaries are adjusted and consolidated under the responsibility of the Finance Directorate before being reviewed by Senior Management.

This process, in which all Group entities participate, is governed by a procedure which sets out a timetable and precise instructions for deliverables.

The process of acquiring/divesting businesses and/or products is the responsibility of Business Development, which identifies potential acquisitions and divestments of companies, businesses and licenses. Business Development evaluates opportunities in accordance with the procedures for the authorization of financial investments.

Dedicated teams handle alliances and ongoing agreements with strategic partners. Procedures are in place for the exchange of information at bipartite meetings and for the preparation of forecasts.

The Financial Investment Authorization Procedure aims to ensure that a consistent method is used to assess and approve financial investments, providing Senior Management with assurance that:

-	key parameters have been built into the strategic analysis of the benefits of the transaction, in particular an assessment of major risks and a consideration of possible alternatives;

-	appropriate due diligence and analysis have been performed (research, marketing, environmental, regulatory, industrial, financial, legal, etc), and taken into account in the assessment;

-	the transaction is consistent with the overall strategy of sanofi-aventis;

-	the business and financial approaches are consistent with the methodologies and accounting standards applied by sanofi-aventis.

This procedure also aims to ensure that the planned investment proceeds in accordance with the agreed assessment and approval timetable.

Organizing the Group

The organization process covers the structure and governance of the Group:

-	The first part of this report describes the action taken via the Board of Directors and the specialist committees to address governance issues.

-	As regards the structure of the Group, the Legal Affairs Directorate monitors all subsidiaries for compliance with local company law and regulations. As part of this role, it centralizes all minutes of corporate decision-making bodies. It is also required to give prior approval for any proposal to create new entities or wind up existing entities, and for any decision regarding the capital or corporate decision-making bodies of subsidiaries. A database is maintained containing essential information about all Group subsidiaries, both in France and abroad. Key Group employees can consult this database electronically.

A list of powers, which may be partially delegated by the chairmen of the French entities to their close colleagues, has been established. The purpose of this list is to ensure that those acting with delegated powers have authority in dealings with third parties.

These documents are updated on a regular basis.

At the start of 2005, sanofi-aventis embarked on a massive program to streamline its legal structure and reduce the number of legal entities. The program is being conducted by the Group Assets Reorganization Department, part of the Finance Directorate, and will enhance the level of internal control.

Under the legal restructuring authorization procedure, any transaction aimed at streamlining the legal structure – including transactions related to the sanofi-aventis merger – must be specifically authorized by the Group’s expert functions. Each case is reviewed carefully so as to ensure that all the legal, tax, accounting, human resources and operational implications have been assessed.

Communicating

The corporate communications process, whether for internal or external users, aims to enhance the profile and clarity of the Group so as to project and defend the brand image of sanofi-aventis. The process requires systematic validation of all communications and documents such as press releases, corporate publications, donations, adverts in magazines/yearbooks, and grants. Validation is based on:

-	specific procedures relating to the publication of information, in order to ensure transparency vis-à-vis the financial markets;

-	an approval procedure;

-	a graphics charter, governing the graphics rules for all documents issued by the Group, both in hard copy and multimedia format;

-	a procedure governing donations, adverts in magazines/yearbooks, and grants.

The product communication process coordinates worldwide advertising and communication for the Group’s products, and specific objectives for each subsidiary.

Searching for, discovering, developing and registering new products

The objective of the Research and Development process is to discover, develop and register drugs and vaccines.

Fundamental research has its own Quality Co-Ordination Unit, in charge of documentation (directives and operating methods) setting out guidelines designed to ensure the accuracy, traceability and integrity of data collected about compounds being studied.

Products are developed and registered in compliance with operating procedures that build in laboratory and manufacturing best practice, clinical best practice, and promotional best practice.

Certification procedures are used in the training and accreditation of operational staff, and in the accreditation of equipment and premises.

The regulatory activities of the Scientific and Medical Affairs Directorate and the Vaccines Directorate are covered by a quality system designed to ensure that best practice is applied.

Developing our Worldwide Market Presence and Controlling Operating Results

This process is based on:

-	Global Marketing, which directs and orchestrates, with the regions, our global strategies and the success of our core products. This involves drawing on information provided by the Scientific and Medical Affairs Directorate on products developed in-house. Global Marketing prepares product strategy dossiers and distributes them to subsidiaries for them to devise their marketing and sales policies, and heads up Life Cycle Management programs.

-	The product portfolio/territory strategies implemented by subsidiaries (products to be promoted, allocation of promotional resources, customer targeting, sales and marketing policy).

-	Organizing all our networks of medical representatives, arranged by prescriber type (general practitioners, specialists, hospitals, pharmacies, paying agencies, etc).

Specific procedures have also been implemented, in particular for:

-	the authorization of product selling prices;

-	the organization of medical conferences;

-	audits of promotional materials;

-	product recalls.

Safeguarding Operational Processes

Pharmacovigilance

The Pharmacovigilance Department helps assess the risk/benefit profile of products, whether they are in clinical development or already on the market. This involves determining and monitoring the product’s safety profile.

Working with the clinical development and regulatory affairs teams and the epidemiology unit, the Pharmacovigilance Department is involved in preparing and monitoring the Risk Management Plans established as part of the new product registration process. These plans summarize the safety profile of the products as established during the development phase, describe the measures in place to monitor identified or potential risks, and propose steps to ensure the drug or vaccine is properly used.

In monitoring tolerance through the clinical trials phase and gathering unsolicited information about products already on the market, the Department relies on the network of pharmacovigilance units based in the subsidiaries, and on contractual ties with development and marketing alliance partners. These units also act as an interface between the local healthcare authorities and other departments within the subsidiary.

The Pharmacovigilance Department monitors all recommendations and regulations issued within its sphere of competence, and uses this information to implement or update existing tools or to develop specific procedures, so that all regulatory requirements can be met.

A centralized Pharmacovigilance unit based at corporate headquarters collates all information about side-effects from throughout the world and from any source.

The Pharmacovigilance Department provides its staff with training in the regulatory environment and in pharmacovigilance techniques.

Compliance with these procedures is subject to regular internal reviews, and is also audited by the Quality Assurance Department, both at Group Pharmacovigilance Department level and at the level of the subsidiaries’ Pharmacovigilance units.

Health, Safety & Environment

The aim of the Health, Safety & Environment process is to identify and manage exposure to hazards arising from substances handled by the Group, as well as occupational health risks and environmental risks.

The HSE Department has developed accident prevention systems and procedures for each site.

Specific road accident prevention procedures are in place for the medical representatives network.

An internal standards and directives manual applies to all Group sites worldwide. Two new directives were issued in 2005, one covering the estimation and review of provisions for environmental liabilities and the other covering approval by the HSE function of remediation costs incurred as a result of retained environmental liabilities.

Post-accident feedback is distributed to the relevant sites. A monthly report consolidates a range of HSE indicators for operational sites and the medical representatives network.

Safeguarding Assets

Insuring

The Insurance Department provides support and advice to subsidiaries in the following areas:

-	monitoring contractual insurance and liability clauses;

-	consolidating potential legal claims detected by pharmacovigilance;

-	monitoring insurance valuations;

-	accompanying insurers on site visits, in collaboration with the HSE Department.

Protecting and Safeguarding

A security policy, designed to provide optimum protection for the Group’s people, assets and data worldwide, has been issued by the Corporate Economic Security Department.

A Security Committee, which meets quarterly, is responsible for validating the security policy and for coordinating its implementation.

Designated Security correspondents in each country ensure the policy is applied effectively at local level, and provide an interface between the central Corporate Economic Security Department and sanofi-aventis sites in France and abroad.

The security policy will take a further step forward in 2006 as sanofi-aventis:

-	updates the control environment by issuing:

•	security procedures

•	security recommendations

•	security standards

-	disseminates best practice in the security field.

Internal control documentation and assessment program for processes contributing to the preparation and processing of financial and accounting information

Sanofi-aventis, and its management and employees, attach the utmost importance to implementing, maintaining and improving the transparency, reliability and effectiveness of internal control.

In order to comply effectively with legal requirements on internal control in both France and the United States, sanofi-aventis has set up a dedicated Internal Control Assessment (ICA) Department within the Audit & Internal Control Assessment Directorate.

Role of the Internal Control Assessment Department

The department’s role is to:

-	develop an ICA methodology;

-	roll out this methodology across all countries, with backing from central corporate functions specialists and operational activities coordinators;

-	provide consistent and regular communication within the Group;

-	liaise with the external auditors.

-	Methodology:

Capitalizing on its existing internal control system, sanofi-aventis has developed an ICA methodology which is consistent with the Sarbanes-Oxley Act Section 404 (SOA 404) requirements and with regulations issued by the U.S. Securities and Exchange Commission (SEC). The methodology is based on the internal control framework developed by COSO (Committee of Sponsoring Organizations of the Treadway Commission).

-	Rollout:

Four key initiatives have been deployed to ensure the full acceptance and implementation of the methodology at local level:

•	distribution of instructions in the relevant activities and countries;

•	development and delivery of training modules on SOA 404 implementation concepts and phases;

•	support in activities/countries;

•	monitoring compliance with deadlines for each phase.

-	Communication:

Lines of communication are permanently open thanks to a network of permanent representatives and SOA 404 associates, whose roles and responsibilities are:

•	Entity ICA Coordinator (permanent members)

Appointed by the local Chief Financial Officer (CFO), the entity ICA coordinator is in charge of implementing the ICA methodology in his/her country/entity. The coordinator works with an ICA network comprising process owners, documentation owners and testers.

•	Activity ICA Coordinator (permanent members)

The Group’s operational directorates (Pharmaceutical Operations, Industrial Affairs, Scientific & Medical Affairs, Vaccines, Holding Companies) have each designated an SOA 404 coordinator to supervise implementation of the ICA methodology in the relevant countries and entities and consolidate the results.

•	Function ICA Specialists (associates)

Each of the central support functions (Legal Affairs, Information Systems, Purchasing, Human Resources, Finance, Production) has also designated an internal control specialist for their specific processes, whose role is to circulate best practices and to follow up on any action plans.

During 2005, the SOA 404 network involved 42 full-time equivalent staff, 1,130 group people, and external resources.

Methodology

A single methodology is applied across all the Group’s activities, providing a consistent basis for the identification and collation of internal control deficiencies.

It draws upon specific tools, rolled out across the entire network and then adapted locally:

-	a process model focusing on the preparation and processing of financial and accounting information;

-	a framework of control objectives and the associated risks for each process;

-	control testing programs;

-	a documentation and reporting tool.

Progress during 2005

During a year characterized by the integration process following the acquisition of Aventis in 2004, efforts were focused on a diagnostic review of the practical application of the ICA methodology in a targeted sample.

The scope of the sample encompassed all activities, and mobilized resources in nine countries where the Group’s most significant entities are based.

Documentation and testing of control activities were carried out on a limited number of processes in these nine countries, providing coverage of the main SOA 404 phases.

At the end of the year, each entity/country presented its results and action plans at the annual Internal Control Assessment Committees organized by the Audit & Internal Control Assessment Directorate.

Presentations were also made to the Audit Committee and the Group Executive Committee.

Assessment Objectives for end 2006

The work carried out in 2005 confirmed the validity of the approach and assessed what needs to be done in 2006, in particular to produce the documentation needed for compliance with SOA 404.

The ongoing rollout of the approach through 2006 should enable us to meet our target of achieving compliance with SOA in terms of assessing the effectiveness of internal controls over processes contributing to the preparation and processing of financial information.